July 14, 2005



Mail Stop 4561

VIA U.S. MAIL AND FAX 1-312-726-0468

Mr. Marc R. Wilkow
General Partner and President
180 North Michigan Avenue
Chicago, Illinois 60601

RE:	First Wilkow Venture
Form 10-K for the year ended December 31, 2004
Form 10-Q for the year ended March 31, 2004
File no. 0-7798

Dear Mr.Wilkow:

      We have reviewed your response letter dated May 3, 2005 and have the following additional comments.

      Where indicated, we think you should revise your document in response to these comments. If you disagree with our comments, we will consider your explanation as to why our comments are not applicable. Please be as detailed as necessary in your explanation.
In some of our comments, we may ask you to provide us with information so we may better understand your disclosure. After reviewing this information, we may raise additional comments.

Form 10-K for the fiscal year ended December 31, 2004

Note (2) Investments in Real Estate Partnerships and Cotenancies, page 28

1. We have read and considered your response to our prior comment
2.
Since your interest in the limited partnership that you account for on the cost method is more than minor (i.e., more than 3%), please revise the financial statements to account for these investments under the equity method in accordance with EITF Topic D-46. After revising your financial statements, please ensure that you comply with the requirements of Rule 3-09 of Regulation S-X.

2. Your response to our prior comment 3 does not address directly or completely our request for additional information. Please revise the financial statements to clarify how you account for your 100% interest in Centennial FWV, LLC, and explain to us your basis for this treatment and the GAAP literature that supports this policy.

Note (4) Recent Accounting Pronouncements, page 41

3. We have read and considered your response to our prior comment
4.
We note the disclosure on page 1 that the limited partnership units are registered pursuant to Section 12(g) of the ACT. Also, we note the disclosure on page 13 that the units are not "actively" traded, but it is unclear whether they have no trading at all. Please reconcile these disclosures with your assertion in your response that the Partnership is a nonpublic entity and hence paragraph 32 of FIN
46R does not apply.

4. Your response to our prior comment 5 does not address directly or completely our request for additional information relating to your evaluation of FIN 46R. Separately, please explain in detail how you evaluated each of the provisions of paragraph 5 in determining the following:

* Those investments that do not meet the definition of a VIE.
* Those investment that meet the definition of a VIE.

5. With respect to those investment that meet the definition of a VIE, explain to us in detail how you evaluated each of the provisions of paragraphs 14 through 17 in determining that you are not the primary beneficiary of those entities.

Form 10-Q for the Quarter Ended March 31, 2005

6. Please amend the Form 10-Q to include MD&A in accordance with Item
303 of Regulation S-K. Refer to Item 2 of the Form 10-Q.

      As appropriate, please amend your filing and respond to these comments within 10 business days or tell us when you will provide us with a response.

      If you have any questions, you may contact Kelly McCusker at
(202) 551-3433 or me at (202) 551-3414.

      Sincerely,



							Jorge Bonilla
      Senior Staff Accountant
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Mr. Wilkow
First Wilkow
July 14, 2005
Page 2